UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013.
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number: 1-8864.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
USG CORPORATION INVESTMENT PLAN
(formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
USG CORPORATION,
550 WEST ADAMS STREET,
CHICAGO, ILLINOIS 60661-3676

REQUIRED INFORMATION
Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA are furnished herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the USG Corporation Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USG Corporation Investment Plan
(Name of Plan)

By:	/s/ Brian Cook
Brian Cook
Member, USG Corporation Pension and
Investment Committee
Date: June 24, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC

99.1	USG Corporation Investment Plan – Report on Audited Financial Statements and Supplemental Schedule as of December 31, 2013 and 2012 and for the year ended December 31, 2013